3

                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            GP Strategies Corporation
             (Exact name of registrant as specified in its charter)


Delaware                                               13-1926739
(State of Incorporation or organization)    (I.R.S. Employer Identification No.)


9 West 57th Street, New York, NY                            10019
(Address of principal executive offices)                  (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                         Name of each exchange on which
to be so registered                         each class is to be registered
Common Stock, $.01 Par Value                New York Stock Exchange

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)

Item 1.           Description of Registrant's Securities to be Registered.

                  The capital stock of GP Strategies Corporation (the "Company") to be registered on the New York Stock Exchange, Inc. (the "Exchange"), is the Company's Common Stock, par value $.01 per share.

                  Common Stock. The Company's Certificate of Incorporation authorizes the issuance of 25,000,000 shares of Common Stock and 2,800,000 shares of Class B Stock. As of March 1, 1998, 10,687,068 shares of Common Stock were issued and outstanding and 62,500 shares of Class B Stock were issued and outstanding. Each share of Common Stock is entitled to one vote per share on all matters and each share of Class B Stock is entitled to ten votes per share on all matters, without distinction between classes except when approval of a majority of each class is required by statute. The Class B Stock is convertible at any time into shares of Common Stock on a share for share basis.

                  Since the Common Stock and the Class B Stock do not have cumulative voting rights, the holders of shares having more than 50% of the voting power, if they choose to do so, may elect all the directors of the Company and the holders of the remaining shares would not be able to elect any directors. The holders of Common Stock and Class B Stock have no preemptive rights, nor are there any redemption or sinking fund rights with respect to the Common Stock or the Class B Stock.

                  The holders of Common  Stock and Class B Stock are entitled to share equally in any dividends that may be declared, but in the case of a stock split or stock combination, if any stock dividends are declared, they are to be declared and paid at the same rate on each class of stock in the shares of such class. In the event of liquidation, dissolution or winding up of the Company, the holders of the Common Stock and the Class B Stock are entitled to share equally in the corporate assets available for distribution to stockholders after the payment of or reservation for corporate debts and liabilities and liquidation preferences of, and unpaid dividends on, any class of preferred stock which may then be outstanding. None of the shares of either class has any preemptive or redemption rights or sinking fund provisions applicable to it, and all the presently outstanding shares are fully paid and non-assessable.

                  Preferred Stock. The Company is currently authorized to issue 10,000,000 shares of preferred stock in one or more series. There are presently no shares of preferred stock issued, or outstanding. To the extent that any shares of preferred stock may be issued, such preferred stock may (i) have priority over Common Stock with respect to dividends and the assets of the Company upon liquidation; (ii) have significant voting power; (iii) provide for representation of the holders of the preferred stock on the Company's Board of Directors upon the occurrence of certain events; and (iv) require the approval of the holders of the preferred stock for the taking of certain corporate actions, such as mergers.

                  The issuance of preferred stock with certain attributes and under certain circumstances could have the effect of delaying, deferring or preventing a change in control of the Company without further action of the holders of Common Stock. The issuance of preferred stock with voting and conversion rights could adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others.

                  On June 23, l997, the Board of Directors adopted a resolution which authorized the creation of a series of Preferred Stock, par value $.01 per share, which shall consist of 10,000 shares designated as Series A Junior Participating Preferred Stock (the "Series A Preferred Shares"). On June 23, 1997 the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of (x) Common Stock, $.01 par value, and
(y) Class B Capital Stock, $.01 par value (each, a "Common Share" and collectively the "Common Shares"), of the Company to stockholders of record at the close of business on July 3, 1997. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of the Series A Preferred Shares, or a combination of securities and assets of equivalent value, at a Purchase Price of $33.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement between the Company and Harris Trust Company of New York, as Rights Agent.

                  The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by the Company because the Rights are redeemable under certain circumstances.


Item 2.           Exhibits.

         1. All exhibits required by Instruction II to Item 2. will be supplied to the New York Stock Exchange.

                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GP STRATEGIES CORPORATION



Date:  March 12, 1998                   By: Scott N. Greenberg
                                            Vice President and
                                            Chief Financial Officer